# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FATE THERAPEUTICS INC, CIK 0001434316
CUSIP: 31189P102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12278 Scripps Summit Drive, San Diego, California (CA), 92131
Date of event which requires filing of this statement: 11/05/2026
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Josh Garcia, Redmile Group, LLC, 900 Larkspur Landing Circle, Suite 270, Larkspur, California (CA), 94939, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 19,164,572; sole dispositive power 0; shared dispositive power 19,164,572; aggregate amount beneficially owned 19,164,572 (14.99% of the class)
  Comment: The information in Item 5(a) relating to the shares of common stock, par value $0.001 per share, of the Issuer (the "Common Stock") that are or may be deemed beneficially owned by Redmile Group, LLC ("Redmile") is incorporated by reference herein.
- Jeremy C. Green: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 19,164,572; sole dispositive power 0; shared dispositive power 19,164,572; aggregate amount beneficially owned 19,164,572 (14.99% of the class)
  Comment: The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by Jeremy C. Green is incorporated by reference herein.
- RedCo II Offshore SPV LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 10,144,307; sole dispositive power 0; shared dispositive power 10,144,307; aggregate amount beneficially owned 10,144,307 (8.12% of the class)
  Comment: The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by RedCo II Offshore SPV LLC ("RedCo II SPV") is incorporated by reference herein.
- Redmile Capital Offshore II Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 6,426,298; sole dispositive power 0; shared dispositive power 6,426,298; aggregate amount beneficially owned 6,426,298 (5.03% of the class)
  Comment: The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by Redmile Capital Offshore II Master Fund, Ltd. is incorporated by reference herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: FATE THERAPEUTICS INC
Address of issuer's principal executive offices: 12278 Scripps Summit Drive, San Diego, California (CA), 92131
Comment:
This amendment No. 11 to Schedule 13D (this "Amendment No. 11") amends and supplements the Schedule 13D filed with the SEC on August 2, 2018, by Redmile Group, LLC, a Delaware limited liability company ("Redmile"), and Jeremy C. Green, a citizen of the United Kingdom, as previously amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the SEC on September 27, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on September 17, 2019, Amendment No. 3 to the Schedule 13D filed with the SEC on June 18, 2020, Amendment No. 4 to the Schedule 13D filed with the SEC on January 12, 2021, Amendment No. 5 to the Schedule 13D filed with the SEC on April 19, 2023, Amendment No. 6 to the Schedule 13D filed with the SEC on December 26, 2023, Amendment No. 7 to the Schedule 13D filed with the SEC on March 25, 2024, Amendment No. 8 to the Schedule 13D filed with the SEC on December 26, 2024, Amendment No. 9 to the Schedule 13D filed with the SEC on July 3, 2025, and Amendment No. 10 to the Schedule 13D filed with the SEC on April 22, 2026 (collectively, the "Prior Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Common Stock"), of Fate Therapeutics, Inc., a Delaware corporation (the "Issuer").

Capitalized terms used but not defined in this Amendment No. 11 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 11, the Prior Schedule 13D is unchanged.

This Amendment No. 11 is being filed solely to add Redmile Capital Offshore II Master Fund, Ltd. as a Reporting Person (as defined below) to the Schedule 13D, because Redmile Capital Offshore II Master Fund, Ltd.'s beneficial ownership of the Issuer's Common Stock surpassed 5% of the shares of Common Stock outstanding solely as a consequence of a change in the Issuer's aggregate number of shares of Common Stock outstanding, as disclosed in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2026, filed with the SEC on November 5, 2026 (the "Form 10-Q"). The Reporting Persons have not engaged in any transactions since the Prior Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Prior Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D is being filed jointly by Redmile, Jeremy C. Green ("Mr. Green"), RedCo II SPV, and Redmile Capital Offshore II Master Fund, Ltd. (collectively, the "Reporting Persons"), pursuant to the provisions of Rule 13d-1(k)(1) under the Act, as separate persons and not as members of a group.

See Exhibit 99.11 to this Schedule 13D for their Joint Filing Agreement.
Residence or business address:
Item 2(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, CA 94939

Jeremy C. Green:
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo II Offshore SPV LLC:
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, CA 94939

Redmile Capital Offshore II Master Fund, Ltd.
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, CA 94939
Present principal occupation or employment:
Item 2(c) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile Group, LLC: investment manager/adviser to certain private investment vehicles
Jeremy C. Green: managing member of Redmile
RedCo II Offshore SPV LLC: private investment fund
Redmile Capital Offshore II Master Fund, Ltd.: private investment fund
Criminal convictions in the last five years:
Item 2(d) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
RedCo II Offshore SPV LLC: Cayman Islands
Redmile Capital Offshore II Master Fund, Ltd.: Cayman Islands

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons includes the following: (i) 353,233 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (ii) 146,127 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (iii) 1,253,227 shares of Common Stock held by Redmile Strategic Long Only Trading Sub, Ltd., (iv) 6,756,561 shares of Common Stock held by RedCo II Offshore SPV LLC, (v) 2,221,063 shares of Common Stock held by RedCo II Onshore SPV LLC, (vi) 1,931,216 shares of Common Stock held by Redmile Biopharma Investments I, L.P., (vii) 107,103 shares of Common Stock held by RedCo I, L.P., and (viii) 104,416 shares of Common Stock held by RM Special Holdings 8, LLC. Redmile is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 11,331 shares of Common Stock pursuant to certain restricted stock units that have vested or will vest within 60 days of the date of this filing, and (ii) 207,227 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing (the "Options"). The restricted stock units and Options were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the restricted stock units and Options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the restricted stock units and Options to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the restricted stock units and Options, except to the extent of its or his pecuniary interest in the shares subject to such restricted stock units and Options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for any purpose.

Subject to the Preferred Beneficial Ownership Blocker (as defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon conversion of the following: (i) 194,884 shares of the Issuer's Class A Preferred Stock held by Redmile Capital Fund, LP, (ii) 176,110 shares of Class A Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,687,110 shares of Class A Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 162,426 shares of Class A Preferred Stock held by Redmile Strategic Trading Sub, Ltd., (v) 342,422 shares of Class A Preferred Stock held by Redmile Biopharma Investments I, L.P., (vi) 121,931 shares of Class A Preferred Stock held by RedCo II Offshore SPV LLC, (vii) 40,082 shares of Class A Preferred Stock held by RedCo II Onshore SPV LLC, and (viii) 30,121 shares of Class A Preferred Stock held by RM Special Holdings 8, LLC. The Class A Preferred Stock is convertible into shares of Common Stock on a one-for-five basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A Convertible Preferred Stock (as amended and restated, the "Certificate of Designation"), the Issuer may not effect any conversion of the Class A Preferred Stock, and a holder of the Class A Preferred Stock does not have the right to convert any portion of the Class A Preferred Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder's affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder's for purposes of Section 13(d) or Section 16 of the Act, and the applicable regulations of the SEC, including any "group" of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of 14.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder's election upon 61 days' notice to the Issuer (the "Preferred Beneficial Ownership Blocker").

Subject to the Warrant Beneficial Ownership Blocker (as defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon exercise of pre-funded warrants (the "Pre-Funded Warrants") to purchase (i) 202,350 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (ii) 2,778,091 shares of Common Stock held by RedCo II Offshore SPV LLC, and (iii) 913,233 shares of Common Stock held by RedCo II Onshore SPV LLC. The Pre-Funded Warrants are exercisable at a price of $0.001 per share. Pursuant to the terms of the Pre-Funded Warrants, the Issuer shall not effect any exercise of, and a holder of a Pre-Funded Warrant shall not be entitled to exercise, the Pre-Funded Warrant held by such holder for a number of shares of Common Stock in excess of the number of shares of Common Stock which, upon giving effect or immediately prior to such exercise, would cause (x) the aggregate number of shares of Common Stock beneficially owned by such holder, such holder's affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder's for purposes of Section 13(d) of the Act to exceed the Maximum Percentage (as defined below) of the total number of issued and outstanding shares of Common Stock following such exercise, or (y) the combined voting power of the securities of the Issuer beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder's for purposes of Section 13(d) of the Act to exceed the Maximum Percentage of the combined voting power of all of the securities of the Issuer then outstanding following such exercise (the "Warrant Beneficial Ownership Blocker"). The "Maximum Percentage" is 14.99%, which percentage may be changed to up to 19.99% at a holder's election upon at least 61 days' notice to the Issuer.

Under the Warrant Beneficial Ownership Blocker and the Preferred Beneficial Ownership Blocker, as applicable: (i) the maximum amount of Common Stock that could be issued to the Redmile Funds in the aggregate upon exercise of the Pre-Funded Warrants and/or conversion of the Class A Preferred Stock is 6,073,068 shares; (ii) the maximum amount of Common Stock that could be issued to RedCo II SPV, alone, upon exercise of the Pre-Funded Warrants and/or conversion of the Class A Preferred Stock is 3,387,746 shares, which includes (1) the 2,778,091 shares of Common Stock that could be issued upon exercise of the Pre-Funded Warrants directly held by RedCo II SPV and (2) the 609,655 shares of Common Stock that could be issued upon conversion of the 121,931 shares of Class A Preferred stock directly held by RedCo II SPV; and (iii) the maximum amount of Common Stock that could be issued to Redmile Capital Offshore II Master Fund, Ltd., alone, is 6,073,065 shares of Common Stock that could be issued upon conversion of 1,214,613 shares of Class A Preferred stock directly held by Redmile Capital Offshore II Master Fund, Ltd.

For purposes of this Schedule 13D, the percent of class for Redmile and Jeremy Green was calculated based on: (a) 121,568,755 shares of Common Stock outstanding on October 30, 2026, as disclosed in the Issuer's Form 10-Q, plus (b) 207,227 shares of Common Stock issuable upon the exercise of the Options, plus (c) 6,073,068 shares of Common Stock issuable upon either the exercise of the Pre-Funded Warrants held by the Redmile Funds, or the conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the Redmile Funds, which due to the Warrant Beneficial Ownership Blocker and the Preferred Beneficial Ownership Blocker, as applicable, is the maximum number of shares that could be issued upon exercise of the Pre-Funded Warrants or conversion of the Class A Preferred Stock.

For purposes of this Schedule 13D, the percent of class for RedCo II SPV was calculated based on: (a) 121,568,755 shares of Common Stock outstanding on October 30, 2026, as disclosed in the Issuer's Form 10-Q, plus (b) 2,778,091 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants held by RedCo II SPV, plus (c) 609,655 shares of Common Stock issuable upon the conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by RedCo II SPV.

For purposes of this Schedule 13D, the percent of class for Redmile Capital Offshore II Master Fund, Ltd. was calculated based on (a) 121,568,755 shares of Common Stock outstanding on October 30, 2026, as disclosed in the Issuer's Form 10-Q, plus (b) up to 6,073,065 shares of Common Stock issuable upon the conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., which due to the Preferred Beneficial Ownership Blocker, is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile Group, LLC:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 19,164,572
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 19,164,572

Jeremy C. Green:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 19,164,572
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 19,164,572

RedCo II Offshore SPV LLC:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 10,144,307
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 10,144,307

Redmile Capital Offshore II Master Fund, Ltd.:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 6,426,298
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 6,426,298

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.11, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit 99.11 Joint Filing Agreement, dated as of November 9, 2026, by and among Redmile, Jeremy C. Green, RedCo II SPV, and Redmile Capital Offshore II Master Fund, Ltd.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (11/09/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (11/09/2026)
- RedCo II Offshore SPV LLC: /s/ Jeremy C. Green, Managing Member of Redmile Group, LLC, its manager (11/09/2026)
- Redmile Capital Offshore II Master Fund, Ltd.: /s/ Jeremy C. Green, Managing Member of Redmile Group, LLC, its investment manager (11/09/2026)